Exhibit 99.1

NEWS RELEASE
Precision Drilling Trust Announces Postponement of Senior Notes
Offering and Provides Update on Financing

Calgary, Alberta, Canada – February 19, 2009

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.

Precision Drilling Trust (“Precision” or the “Trust”) announced today that its subsidiary, Precision Drilling Corporation, has postponed its offering of US$250 million principal amount of senior notes due 2015 due to currently unfavourable market conditions.

“The Trust closed the offering of 46,000,000 trust units yesterday that provided gross proceeds of US$172 million,” stated Mr. Kevin Neveu, President & Chief Executive Officer of Precision Drilling Corporation.  “Precision will continue to use the committed financing that it has in place.  The unsecured financing is committed through a bridge facility and under its terms, the drawn portion will convert to long-term financing on or before December 23, 2009, if not refinanced.  The rate of interest Precision is paying on the unsecured bridge facility is currently fixed at 17% per annum.”

Precision will use the equity proceeds, and if necessary draw on the unsecured bridge facility, to purchase any of the Grey Wolf convertible notes tendered to a change of control offer which expires later in March.  If all convertible notes tender to the offer, Precision expects to draw an additional US$98 million for a total of US$236 million on the unsecured bridge facility.

Precision also has a US$1.2 billion secured facility which includes a revolving credit facility of US$400 million.   At year end 2008, the Trust had cash of approximately US$50 million, with only US$88 million drawn down under the revolving credit facility, providing Precision with ample liquidity.  The overall blended floating cash interest rate before amortization of upfront costs on the secured facility is currently 8% per annum.

Mr. Neveu continued, “Precision’s management team is experienced in operating through the cycles in the land drilling industry.  As such, we are taking all necessary steps to reduce expenses and capital expenditures, in order to increase cash flow that will be applied to reduce our debt balance going forward.  We believe that our cash flow generation, coupled with our equity offering, will enable us to significantly reduce the overall debt balance by the end of 2009.  We also believe that the equity offering provides additional assurance, positioning Precision to comply with its debt covenants going forward.”

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The Trust presently has approximately 200 rigs operating in the United States and Canada, with over 100 of those working under term contracts.  In 2009, Precision’s term contracts provide for an average of approximately 85 contracted rigs that are anticipated to generate substantial profit margin per rig day, consistent with peak levels achieved during 2008.  This base of contracted rigs, coupled with the well-to-well contracted rigs and cash generation from other business units is expected to provide the cash flow necessary to significantly reduce debt during 2009.

Mr. Neveu concluded, “Precision is well positioned with its diverse operating platform, strong working capital and liquidity position plus committed financing to lead the eventual rebound in land drilling rig activity.”

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and on the New York Stock Exchange under the trading symbol “PDS”.

Cautionary Statement Regarding Forward-Looking Statements

Statements about Precision's expectations and all other statements in this news release, other than historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements may also constitute "forward-looking information" within the meaning of applicable Canadian securities legislation.  These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside of Precision's control, which could cause actual results to differ materially from such statements.  Forward-looking statements or information in this news release include but are not limited to: anticipated earnings and cash generation from operations, the reduction of expenses and capital expenditures, the ability to reduce debt as planned and the satisfaction of debt covenants.  Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the principal amount of convertible notes tendered to the "change of control" offer and changes in market conditions.  Readers are cautioned not to place undue reliance on forward-looking information.  No assurance can be given that any of the events anticipated by the forward-looking information will transpire or occur or, if any of them do so, what benefits Precision will derive therefrom.

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For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust

(403) 716-4575
(403) 716-4755 (FAX)

4200, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7